OLLY AWAKE, LLC.
FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2018

(Unaudited)

Olly Awake LLC
Balance Sheet

	As of Dec 31, 2019		As of Dec 31, 2018	
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	226.67	$	345.42
Total Current Assets	$	226.67	$	345.42
TOTAL ASSETS	$	226.67	$	345.42
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Loan Payable	$	3,333.34	$	3,333.34
Total Current Liabilities	$	3,333.34	$	3,333.34
Long-Term Liabilities				
Loan Payable		894.49		4,227.85
Total Long-Term Liabilities	$	894.49	$	4,227.85
Total Liabilities	$	4,227.83	$	7,561.19
Equity				
Member's Equity	$	(4,001.16)	$	(7,215.77)
Total Equity	-$	4,001.16	-$	7,215.77
TOTAL LIABILITIES AND EQUITY	$	226.67	$	345.42

Olly Awake LLC
Statement of Operations

	Jan - Dec 2019		Jan - Dec 2018	
Operating Income				
Sales		4,116.32		2,316.06
Total Income	$	4,116.32	$	2,316.06
Cost of Goods Sold				
Materials & Supplies		552.95		1,271.97
Production Costs		0.00		11,368.21
Production Vendors		1,565.00		300.00
Shipping		27.51		0.00
Shopify Fees		374.16		374.16
Total Cost of Goods Sold	$	2,519.62	$	13,314.34
Gross Profit	$	1,596.70	$	(10,998.28)
Operating Expenses				
Advertising & Marketing		37.00		486.61
Bank Charges & Fees		356.59		120.41
Legal & Professional Services		0.00		383.75
Office & Administrative		30.49		260.05
Outside Services		1,103.88		1,542.83
Travel		0.00		697.22
Total Expenses	$	1,527.96	$	3,490.87
Net Income (Loss)	$	68.74	$	(14,489.15)

Olly Awake LLC

Consolidated Statement of Equity

	2019	2018
Beginning Balance	$ (7,215.77)	$ 3,029.30
Contributions	$ 3,145.87	$ 4,244.08
Net Income (Loss)	$ 68.74	$ (14,489.15)
Ending Balance	$ (4,001.16)	$ (7,215.77)

Olly Awake LLC
Statement of Cash Flows

	2019		2018	
OPERATING ACTIVITIES				
Net Income	$	68.74	$	(14,489.15)
Net cash provided by operating activities	$	68.74	$	(14,489.15)
FINANCING ACTIVITIES				
Loan Payable	$	(3,333.36)	$	7,561.19
Member's Equity	$	3,145.87		4,244.08
Net cash provided by financing activities	$	(118.75)	$	11,805.27
Cash at beginning of period		345.42	$	3,029.30
Net cash increase (decrease) for period	$	(118.75)	$	(2,683.88)
Cash at end of period	$	226.67	$	345.42

OLLY AWAKE, LLC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2019 and 2018

1. **ORGANIZATION AND PURPOSE**
   Olly Awake, (the “Company”), is a limited liability corporation organized under the laws of the State of Ohio. The Company produces and sells clothing designed to be gender equal.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
   A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) **Basis of Accounting**
      The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) **Fiscal Year**
      The Company operates on a 52-week fiscal year ending on December 31.

3. **SUBSEQUENT EVENT**
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company.